DIAMOND S SHIPPING INC.
33 Benedict Place
Greenwich, CT 06830

April 22, 2020
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Diamond S Shipping Inc. Registration Statement on Form S-3 (No. 333-237717)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the United States Securities and Exchange Commission on Form S-3 on April 16, 2020, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on April 24, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

DIAMOND S SHIPPING INC.

By:	/s/ Craig H. Stevenson, Jr.
Name: Craig H. Stevenson, Jr.
Title: Chief Executive Officer and President